TROUTMAN SANDERS LLP Attorneys at Law The Chrysler Building 405 Lexington Avenue New York, New York 10174-0700 212.704.6000 telephone troutmansanders.com

June 29, 2010

China INSOnline Corp.
Room 42, 4F, New Henry House
10 Ice House Street
Central, Hong Kong

Re:           China INSOnline Corp.

Dear Sir or Madam:

We have acted as counsel to China INSOnline Corp., a Delaware corporation (the “Company”), in connection with a Registration Statement on Form S-8 (the “Registration Statement”) being filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), covering an aggregate of 6,000,000 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), issuable upon the exercise of options which may, from time to time, be granted by the Company to employees (including officers and directors who are employees) of the Company, consultants, advisors and non-employee directors of the Company under the Company’s 2010 Stock Option Plan (the “2010 Plan”), and such additional indeterminate number of shares of Common Stock as may be issued under the anti-dilution provisions of the 2010 Plan.

This opinion is being furnished in accordance with the requirements of Item 601(b)(5)(i) of Regulation S-K promulgated under the Act.

In rendering the opinions expressed below, we have examined the Registration Statement and the exhibits filed with the Commission on the date hereof, the Restated Certificate of Incorporation of the Company, as amended, the By-laws of the Company, the 2010 Plan, the forms of Incentive Stock Option Agreement and Nonstatutory Stock Option Agreement under the 2010 Plan, and the minutes and corporate proceedings of the Company’s Board of Directors and shareholders adopting the 2010 Plan.  In addition, we have examined and relied upon such other matters of law, certificates and examinations of public officials and officers and representatives of the Company and have made such other investigations as we have deemed relevant to the rendering of this opinion.  In all of our examinations, we have assumed the accuracy of all information furnished to us and the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified, facsimile, photostatic or conformed copies thereof, the authenticity of the originals of such latter documents, as well as the genuineness of all signatures on all documents furnished to us, the legal capacity of natural persons and the due authorization, execution and delivery of all documents by all parties and the validity, binding effect and enforceability thereof.

June 29, 2010

Our opinion is limited to the date hereof and we do not in any event undertake to advise you of any facts or circumstances occurring or coming to our attention subsequent to the date hereof.

Finally, we are counsel admitted to practice only in the State of New York, and we express no opinions as to the applicable laws of any jurisdiction other than those of the State of New York, the General Corporation Law of the State of Delaware and the United States of America.

Based upon and subject to the foregoing, we are of the opinion that the shares of the Company’s Common Stock to be issued pursuant to the exercise of options which may be granted under the 2010 Plan will be, when issued pursuant to the provisions of the 2010 Plan and the applicable option contract, legally issued, fully paid and non-assessable.

We hereby consent to the filing of a copy of this opinion as an exhibit to the Registration Statement and any amendment thereto with respect to the 2010 Plan.  In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act, the rules and regulations of the Commission promulgated thereunder or Item 509 of Regulation S-K promulgated under the Act.

Very truly yours,

/s/ Troutman Sanders LLP
TROUTMAN SANDERS LLP